[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

February 3, 2006

                                                Re:          Mueller Water Products, Inc.

                                                                Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Ladies and Gentlemen:

                On behalf of Mueller Water Products, Inc. (the “Registrant”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the Registrant’s proposed offering of its Series A common stock.

                The filing fee in the amount of $42,800.00 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account on February 2, 2006.

                Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-3125; fax: 212-455-2502) or Igor Fert (phone: 212-455-2255; fax: 212-455-2502).

                                                                                Very truly yours,

                                                                                /s/ Vincent Pagano

                                                                                Vincent Pagano

Enclosures